UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1/Final Amendment)

DIMUS PARTNERS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

254420 102
(CUSIP Number)

Nathan Pettus
1403 West Sixth Street
Austin, Texas 78703
Telephone: (888) 413-4687
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2012
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Nathan Pettus

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power
- 0 -
Number of
Shares Bene-
ficially	| 8 | Shared Voting Power
Owned by Each	- 0 -
Reporting
Person With	| 9 | Sole Dispositive Power
- 0 -

10 | Shared Dispositive Power
- 0 -

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
- 0 -

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
0%

| 14 |	Type of Reporting Person
IN

This Amendment No. 1/Final Amendment (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 12, 2011 by Nathan Pettus (the “Schedule 13-D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13-D. Except as expressly amended and supplemented by this Amendment, the Schedule 13-D is not amended or supplemented in any respect.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Nathan Pettus, an individual.  Mr. Pettus is the former Director of the Company.

(d)-(e)  During the last five years, Mr. Pettus: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Pettus is a citizen of the United States.

Item 4. Purpose of Transaction

On September 21, 2012, certain shareholders of the Company including James Patton, Nathan Pettus and James Pacey (the “Sellers”), sold an aggregate of 4,200,000 shares of common stock of the Company (with 1,000,000 shares being sold personally by Mr. Pettus) to Chin Yung Kong and Anyuan Sun (the “Purchasers”) for an aggregated price of $190,000, pursuant to a Share Purchase Agreement.  Among the 4,200,000 shares, Chin Yung Kong acquired 2,520,000 shares and Anyuan Sun acquired 1,680,000 shares. As a result of the transaction described above, Mr. Pettus no longer owns any of the Company’s shares. The purpose of the transaction was to completely dispose of Mr. Pettus’s interest in the Company. Mr. Pettus does not currently intend to acquire any additional shares or other securities of the Company.

Additionally, on September 21, 2012, James Patton resigned from all positions he held in the Company, including Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Nathan Pettus resigned from the position of Director of the Company.  Consequently, Mr. Pettus no longer holds any position with the Company.

Item 5. Interest in Securities of the Issuer

(a)/(b)
As a result of the sale affected by the Share Purchase Agreement described in Item 4, above, Mr. Pettus no longer has any beneficially ownership or interest in, or sole or shared power to vote or dispose of, any shares or other securities of the Company.

(c)	None.

(d)	Not applicable.

(e)
At the time of the closing of the Share Purchase Agreement on September 21, 2012, Mr. Pettus ceased to be the beneficial owner of more than five percent of the Company’s outstanding shares, as described above in Items 4 and 5.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2012

By:	/s/ Nathan Pettus
Nathan Pettus